Exhibit 1

PASSIVITY COMMITMENT

Steinhardt Capital Investors, LLLP and Steinhardt Capital Management, LLC, both of New York, New York, and their subsidiaries and affiliates (each an “SCI Acquirer” and, collectively, the “SCI Acquirer Group”), will not, without the prior approval of the Board or its staff, directly or indirectly:

1.              Exercise or attempt to exercise a controlling influence over the management or policies of Mackinac Financial Corporation (“Mackinac”), Manistique, Michigan, or any of its subsidiaries;

2.              Have or seek to have more than one representative of SCI Acquirer Group serve on the board of directors of Mackinac or any of its subsidiaries;

3.              Permit any representative of the SCI Acquirer Group who serves on the board of directors of Mackinac or any of its subsidiaries to serve:

i.                                          as the chairman of the board of directors of Mackinac or any of its subsidiaries;

ii.                                       as the chairman of any committee of the board of directors of Mackinac or any of its subsidiaries;

iii.                                    as a member of any committee of the board of directors of Mackinac or any of its subsidiaries if the SCI Acquirer Group representative occupies more than 25 percent of the seats on the committee; or

iv.                                   as a member of any committee that has the authority or practical ability to unilaterally make (or block the making of) policy or other decisions that bind the board or management of the Mackinac or any of its subsidiaries;

4.              Have or seek to have any employee or representative of the SCI Acquirer Group serve as an officer, agent, or employee of Mackinac or any of its subsidiaries;

5.              Take any action that would cause Mackinac or any of its subsidiaries to become a subsidiary of SCI Acquirer Group;

6.              Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the SCI Acquirer Group own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Mackinac or any of its subsidiaries;

7.              Own or control equity interests that would result in the combined voting and nonvoting equity interests of the SCI Acquirer Group and its officers and directors to equal or exceed 25 percent of the total equity capital of Mackinac or any of its subsidiaries, except that, if the SCI Acquirer Group and its officers and directors own, hold, or have the power to vote less than 15 percent of the outstanding shares of any classes of voting securities of Mackinac, SCI Acquirer Group and its officers and directors may own or control equity interests greater than 25 percent, but in no case more than 33.3 percent, of the total equity capital of Mackinac or any of its subsidiaries;

8.              Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Mackinac or any of its subsidiaries;

9.              Enter into any agreement with Mackinac or any of its subsidiaries that substantially limits the discretion of Mackinac’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

10.             Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Mackinac or any of its subsidiaries;

11.             Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Mackinac or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Mackinac or any of its subsidiaries; or

12.             Enter into any other banking or non-banking transactions with Mackinac or any of its subsidiaries, except that the SCI Acquirer Group may establish and maintain deposit accounts with Mackinac, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Mackinac.

Each SCI Acquirer also certifies that:

13.             SCI Acquirer is not an affiliate of any other investor (excluding other SCI Acquirers) in the proposed transaction (individually, each an “Investor,” and, collectively, the “Investors”);

14.             SCI Acquirer has reached its decision to invest in Mackinac independently from the other Investors;

15.             SCI Acquirer is not managed or advised by an investment manager or investment advisor who performs the same services for any other Investor (excluding other SCI Acquirers);

16.             SCI Acquirer (including any subsidiary or affiliate of a SCI Acquirer) has not engaged and will not engage as part of a group consisting of substantially the same entities as the Investors, in substantially the same combination of interests, in any additional banking or non-banking activities or business ventures in the United States without prior consultation with the Board;

17.             SCI Acquirer has not and will not enter into any agreements or understandings with any other Investor to act in concert for the purpose of exercising a controlling influence over Mackinac or any of its subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of Mackinac; and

18.             Any director representing SCI Acquirer will not collude or conspire with any other directors or shareholders of Mackinac with respect to the exercise of any director’s voting rights.  Nothing in this commitment shall limit a director’s ability to exercise its legitimate duties/rights as a director of Mackinac, including the ability to consult with other directors and shareholders as appropriate.

In addition, SCI Acquirer Group, will not, without the prior approval of the Board or its staff, directly or indirectly:

19.             Take any action that would cause Michael H. Steinhardt to become the general partner or managing member of any SCI Acquirer or to be in a position to exercise or attempt to exercise control of or a controlling influence over the management or policies of SCI or any individual or company associated or affiliated with SCI.

The terms used in these commitments have the same meanings as set forth in the Bank Holding Company Act of 1956, as amended (“BHC Act”), and the Board’s Regulation Y.  For purposes of these commitments, “Investor” includes any subsidiary or affiliate of the Investor.

Nothing in these commitments releases the SCI Acquirer Group from compliance with the Change in Bank Control Act of 1978, as amended, and any regulations thereunder for any subsequent acquisition or increase in the percentage ownership of any class of voting shares of Mackinac.

Each SCI Acquirer understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions related to SCI Acquirer Group’s acquisition of up to 19.9 percent of voting shares of Mackinac, and, as such, may be enforced in proceedings under applicable law.

STEINHARDT CAPITAL INVESTORS, LLLP, a Delaware limited liability limited partnership			STEINHARDT CAPITAL MANAGEMENT, LLC, a Delaware limited liability company

By:	Steinhardt Capital Management, LLC		By:	/s/ David R. Steinhardt
Its:	General Partner		Name: David R. Steinhardt
Its: Manager
	By:	/s/ David R. Steinhardt
Name: David R. Steinhardt
Its: Manager